
everydae
You completed a challenge!
Can you feel that?
That's your brain getting stronger.

everydae

Building your Learning Genome

Private & Confidential.



OUR VISION

Give students a competitive edge by using their Learning Genome to power success

What is your Learning Genome?

> *Your unique set of academic performance data, demographic details, and user-inputted interests and goals.*

everydae

The learning genome

What can we do with your Learning Genome?

- Predict how likely you are to succeed, based on performance in a previous subject and/or how "students like you" behaved
- Identify your blindspots and create targeted interventions
- Recommend the best-fit college and career opportunities based on desires, goals and aptitudes.


everydae
Your predicted score improvement:
+240
points
NEXT


everydae
Hey, Christine!
83
50
You got this!
Current Mission
1
Your Study Missions
everydae
Your predicted score improvement:
+240
points
everydae
You completed a challenge!
Can you feel that?
That's your brain getting stronger.

How do we collect Learning Genome data?

Students complete courses and questions on the Everydae platform.The more they answer, the more we adapt their experience to maximize success.

Our secret sauce is integration

OUR COMPETITORS:

Student data is siloed

KAPLAN Khan Academy Quizlet The Princeton Review


SAT
Biology
PSAT
Calculus
ACT
Chemistry

Everydae:

Data is tagged, integrated & influences your experience


SAT
PSAT
ACT
Interests & goals
Demographics
Biology
Calculus
Chem


Statistics
Exponential functions
Units
Percents
Basic equations
Fractions
Graphs
Data
Graph transformations
Polynomials
Functions
Systems of equations
Word problems
Lines
Triangles
Angles
Geometry
Parabolas

We have an intimate understanding of how academic micro skills scaffold & interact

everydae

The Learning Genome journey

Step 1 ✓

Build an online learning platform for high schoolers that's bite-size and fun


everydae
You got this!
Current Mission
1
everydae
Your predicted score improvement:
+240
points

Foundation Complete! ✓

Step 2

Scale data collection & implement artificial intelligence


everydae
Nice to meet you, Christine!
So, are you a...?
Student
Counselor
Parent
Other
NEXT

Step 3

Unleash predictive learning and our education recommendation engine


everydae
Creating your personalized study journey now...


ORION
0/ 44
STARS EARNED
0/ 10
MISSIONS COMPLETED
ERROR LOG
Mission 1
0% COMPLETE
START BY
Thu Apr 25, 2019
SHOW MISSION
VIDEO
Introducing ORION
VERBAL
Your Results
View Full Results
200
YOUR PREDICTED SCORE
740
YOUR GOAL SCORE
Our Diagnosis
Room for improvement
Your estimated score is 200, which puts you in the 0th percentile.
RETAKE QUIZ
CREATE STUDY PLAN
Quant Performance
12
SCORE
Verbal Performance
6
SCORE

We've built adaptive learning products before

- Team worked together at Veritas Prep, which served 300,000+ college test prep and tutoring students (acquired in 2018)
- Previously built the adaptive and bite-size online learning platform ORION (33% MoM revenue growth)
- Intimate working knowledge of Item Response Theory (IRT), spaced retrieval, time-based adaptivity etc. and how these drive engagement and results

Our expert team includes:



CEO
Christine Outram

Formerly Veritas Prep's Chief Product Officer. Built the adaptive learning product, ORION. Named Top 36 Most Creative Women & Top 100 #IoT thinker. MIT alum.


Duke
UNIVERSITY

Academics
Laura Hubbard

10,000+ hours of tutoring and curriculum development experience from Chegg, The Princeton Review, AJ Tutoring and Veritas Prep.
Duke alum.


HARVARD
UNIVERSITY

Chairman
Chad Troutwine

Serial education entrepreneur. Built and sold Veritas Prep, the world's largest privately owned test prep company. Harvard & Yale alum.

Capturing each life-stage in a $70B+ untapped market


50
40
30
20
10
0
High school
$14B+
TAM
College
$18B+
TAM
K - 8
$47B+
TAM

everydae

Monthly and yearly SaaS subscription model

$39/mo
Avg. subscription

→

$468
ARPU

→

$117M
ARR
Projected 250k subscribers by 2024

This slide contains forward-looking projections that cannot be guaranteed.


But the best part? Our students love us.
It doesn't feel like you're studying, but you really are and in the end the results show you that you were studying.
- Izabell, Everydae student
Everydae makes things more enjoyable and more fun. That's the best part. Literally the best part.
- Moises, Everydae student
The solutions are really helpful for showing you what you get wrong and faster methods to get to the answer.
- Caroline, Everydae student
everydae

And we get them the results they deserve

Hi Everydae! I just wanted to share that I took the newest SAT practice test released by College Board and **my score went up by 60 points!** Couldn't have done it without Everydae. 💯

HK

On math I went from a 700 to a 790?!?! Of course this might fluctuate by a few points on test day, but Everydae really trained me on the ins and outs of SAT Math.

Thanks for everything! :)

CF

I improved so much on math! Only 2 (wrong) this time!

PK


Because everyone deserves to
achieve more while having fun.
HOLLISTER
everydae

Where an extra $1 million will take us

Scale data collection & implement initial artificial intelligence

- Data tagging & analytics infrastructure
- Scaling of data collection through acquisition and retention
- Expansion of academic content (6000 questions per course is required for adaptivity)
- Implementation of Item Response Theory (IRT) / Bayesian Knowledge Tracing (BKT)



15%
IRT/BKT implementation
20%
G&A
10%
Academic content
5%
Data Tagging & Analytics infrastructure
25%
Product/ Engineering
25%
Customer acquisition

everydae



👋

Let’s chat.

christine@everydae.com